# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grove Collaborative Holdings, Inc., CIK 0001841761
CUSIP: 39957D102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 07/08/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001832413
Persons authorized to receive notices and communications: Ross Berman, HCI Grove, LLC, 807 West Ave., Austin, Texas (TX), 78701, 917-699-1415

## Reporting persons
- HCI Grove, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,111,110; sole dispositive power 0; shared dispositive power 1,111,110; aggregate amount beneficially owned 1,111,110 (2.8% of the class)
  Comment: Jason H. Karp is the sole Manager of HCI Grove, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- HCI Grove Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 362,000; sole dispositive power 0; shared dispositive power 362,000; aggregate amount beneficially owned 362,000 (0.9% of the class)
  Comment: Consists of a warrant to purchase an aggregate of 362,000 shares of the Class A Common Stock (on an adjusted basis), which is currently exercisable. Ross Berman is the sole Manager of HCI Grove Management, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- Jason H. Karp (CIK 0001832413): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,631,110; sole dispositive power 0; shared dispositive power 1,631,110; aggregate amount beneficially owned 1,631,110 (4.1% of the class)
  Comment: Consists of (i) 520,000 shares of Class A Common Stock held by Mr. Karp directly and (ii) 1,111,110 shares of Class A Common Stock held by HCI Grove, LLC, of which Mr. Karp is the sole Manager.
- Ross Berman (CIK 0001433767): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 556,999; sole dispositive power 0; shared dispositive power 556,999; aggregate amount beneficially owned 556,999 (1.4% of the class)
  Comment: Consists of (i) 194,999 shares of Class A Common Stock held by Mr. Berman directly and (ii) 362,000 shares of Class A Common Stock issuable upon exercise of a warrant held by HCI Grove Management, LLC, of which Mr. Berman is the sole Manager.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Grove Collaborative Holdings, Inc.
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Comment:
EXPLANATORY NOTE

This Schedule 13D supersedes the Schedule 13G as originally filed on August 3, 2023 and as last amended by Amendment No. 1 filed on February 11, 2025, filed by HCI Grove, LLC, HCI Grove Management, LLC, Mr. Jason H. Karp and Mr. Ross Berman, relating to the shares of the Class A common stock, $0.0001 par value per share (the "Class A Common Stock"), of Grove Collaborative Holdings, Inc, a corporation existing under the laws of the State of Delaware (the "Issuer"). This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G.

## Item 2. Identity and Background
Name of person filing: This statement is a joint filing by HCI Grove, LLC ("HCI Grove"), HCI Grove Management, LLC ("HCI Grove Management"), Jason H. Karp and Ross Berman (each of the foregoing, individually, a "Reporting Person", and collectively, the "Reporting Persons"), with respect to securities held by the Reporting Persons. Jason H. Karp is the sole Manager of HCI Grove and Ross Berman is the sole Manager of HCI Grove Management.
Residence or business address: The address of the principal business and/or principal office of the Reporting Persons is 807 West Ave., Austin, TX 78701.
Present principal occupation or employment: Mr. Karp's principal occupation is to serve as the CEO of HumanCo LLC ("HumanCo"). Mr. Berman's principal occupation is to serve as the managing member of HumanCo Investments, LLC ("HumanCo Investments"). The principal business of the Reporting Persons is to invest in both private and publicly-traded equity and equity-related securities of companies in the health, wellness and sustainability industries. The Reporting Persons, either directly or through their affiliates (including HumanCo and HumanCo Investments), may from time to time provide strategic advice to, or take an active role in the management of, portfolio companies. Mr. Karp is the sole Manager of HCI Grove and Mr. Berman is the sole Manager of HCI Grove Management.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of HCI Grove and HCI Grove Management is a limited liability company organized under the laws of the State of Delaware. Each of Jason H. Karp and Ross Berman is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares reported herein as being beneficially owned by HCI Grove were acquired pursuant to that certain Subscription Agreement, dated as of November 10, 2022 (the "Subscription Agreement"), between the Issuer and HCI Grove. Under the Subscription Agreement, the Company issued and sold to HCI Grove 1,984,126 shares of the Issuer's Class A Common Stock for $2.5 million. HCI Grove used working capital provided by its affiliates to fund such purchase. Concurrently with the execution of the Subscription Agreement, the Issuer entered into a consulting services agreement with HCI Grove Management, pursuant to which, among other things, the Issuer issued to HCI Grove Management the Consulting Warrant (as defined below) as partial consideration for the consulting services to be provided thereunder. Mr. Karp acquired 520,000 shares of Class A Common Stock owned directly by him for an aggregate purchase price of $764,400, using personal funds. Mr. Berman acquired 194,999 shares of Class A Common Stock owned directly by him for an aggregate purchase price of $339,493, using personal funds.

The Reporting Persons may effect purchases of the shares of Class A Common Stock through margin accounts maintained with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Class A Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Class A Common Stock beneficially owned by them (the "Shares") for general investment purposes based on their belief that the Shares, when purchased, represented an attractive investment opportunity. The Reporting Persons originally acquired and held the Shares without the purpose of changing or influencing the control of the Issuer, and as such, the Reporting Persons have reported their holdings of the Shares on Schedule 13G. However, as described below, the Reporting Persons believe the securities of the Issuer are undervalued and that the Issuer's board of directors (the "Board") must pursue strategic alternatives, such as a sale, merger or take-private transaction, in order to maximize shareholder value.

Consistent with the foregoing, on July 8, 2025, the Reporting Persons delivered an open letter to the Board detailing their view that the Issuer has a significant opportunity available to it, but operational, financial and shareholder performance have been impaired as a result of the Issuer's inability to balance both growth and profitability due to its significant cost burden (the "July 8 Letter"). As set forth in the July 8 Letter, the Reporting Persons believe shareholder returns have been largely impaired as well due to a lack of investor relevance given its small market capitalization and limited float. The July 8 Letter urges the Board to prioritize maximizing shareholder value by pursuing strategic alternatives, including a sale to a strategic company, a merger with a profitable partner or a take-private with a financial sponsor. A copy of the letter is attached hereto as Exhibit 1.

No Reporting Person currently has any plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, its business and its prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions or otherwise. The Reporting Persons also may take other actions with respect to their investment as they deem appropriate, including engaging in discussions with management of the Issuer and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization of the Issuer, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares of Class A Common Stock, selling some or all of their shares of Class A Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Class A Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,188,109 shares of Class A Common Stock, representing approximately 5.4% of the outstanding shares of Class A Common Stock (based upon 40,254,806 shares of Class A Common Stock issued and outstanding as of May 8, 2025, as set forth on the front cover of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the U.S. Securities and Exchange Commission on May 14, 2015).

(1) HCI Grove

Number of shares: 1,111,110
Percentage of shares: 2.8%

(2) HCI Grove Management

Number of shares: 362,000
Percentage of shares: 0.9%

(3) Jason H. Karp

Number of shares: 1,631,110 (comprised of (i) 520,000 shares of Class A Common Stock held by Mr. Karp directly and (ii) 1,111,110 shares of Class A Common Stock held by HCI Grove, of which Mr. Karp is the sole Manager)
Percentage of shares: 4.1%

(4) Ross Berman

Number of shares: 556,999 (comprised of (i) 194,999 shares of Class A Common Stock held by Mr. Berman directly and (ii) 362,000 shares of Class A Common Stock issuable upon exercise of a warrant held by HCI Grove Management, of which Mr. Berman is the sole Manager)
Percentage of shares: 1.4%
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Issuer's Class A Common Stock during the 60 days preceding the date of this Schedule 13D except as set forth on Schedule A. All of the transactions described in Schedule A were effected in open market transactions on the New York Stock Exchange in the ordinary course of the Reporting Person's business, unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Consulting Warrant

In consideration for the services under the Consulting Services Agreement, dated as of November 10, 2022, by and between the Issuer and HCI Grove Management, the Issuer (i) paid HCI Grove Management an upfront fee of $150,000 and (ii) issued HCI Grove Management a warrant (the "Consulting Warrant") to purchase 905,000 shares (on an adjusted basis) of Class A Common Stock (the "Consulting Warrant Shares") at an exercise price per share of $6.30 (on an adjusted basis), subject to further adjustment as provided in the Consulting Warrant (the "Exercise Price"). The Consulting Warrant was immediately exercisable with respect to 40% of the Consulting Warrant Shares. The Consulting Warrant provided that it would vest and become exercisable with respect to the unvested Consulting Warrant Shares if, prior to December 31, 2024, the Issuer were to achieve at least $100.0 million in quarterly net revenue on a consolidated basis or if the Issuer were to consummate a Change of Control, as defined in the Consulting Warrant. Such vesting criteria were not achieved within the prescribed timeframe and, accordingly, the Consulting Warrant is currently exercisable for the 362,000 shares reported herein as being beneficially owned by HCI Grove Management.

The foregoing description of the Consulting Warrant is qualified in its entirety by reference to the full text of the Consulting Warrant, the form of which is attached (or incorporated by reference) as Exhibit 2 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Letter to the Board of Directors, dated July 8, 2025.*

Exhibit 2 Warrant Agreement, dated November 10, 2022, between Grove Collaborative Holdings, Inc. and HCI Grove Management LLC (incorporated by reference to Exhibit 4.13 of the Issuer's Form 10-Q, filed with the SEC on November 10, 2022).

Exhibit 99.1 Joint Filing Agreement dated as of July 8, 2025, by and among the Reporting Persons.*

Exhibit 99.2 Schedule A - Transactions in the Securities of the Issuer in the Last 60 Days.*

* Filed herewith.

## Signatures
- HCI Grove, LLC: /s/ Jason H. Karp, Jason H. Karp/Manager (07/08/2025)
- HCI Grove Management, LLC: /s/ Ross Berman, Ross Berman/Manager (07/08/2025)
- Jason H. Karp: /s/ Jason H. Karp, Jason H. Karp (07/08/2025)
- Ross Berman: /s/ Ross Berman, Ross Berman (07/08/2025)